The Prudential Tower
13-10, Nagatacho 2 chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 JUL -7 A 7:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08003578

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Washington, DC

July 2, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Brief Explanation of Annual Securities Report for the 32nd Business Year dated June 27, 2008

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

PROCESSED
JUL 08 2008
THOMSON REUTERS

SI/mt
Enclosure

dlw
7/7

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

RECEIVED File No. 82-5233

2008 JUL -7 A 7:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Brief Explanation of
Annual Securities Report for the 32nd Business Year dated June 27, 2008

This information is Annual Securities Report, so-called *Yukashoken Hokokusho,* which should be submitted by the reporting company whose shares are typically listed on the stock change in Japan to the relevant finance bureau no later than three months after the end of each fiscal year pursuant to Article 24-1 of the Financial Instruments and Exchange Law of Japan. The purpose of this disclosure requirement is for investors to make proper and accurate judgment on the financial conditions and business performances of the reporting company.

The Annual Securities Report includes financial statements for the relevant fiscal year and other certain in formation which may be material to an investment decision.

The Annual Securities Report of BELLUNA CO., LTD. (the "Company") states the following information:

- As of March 31, 2008, the Company has ten consolidated subsidiaries. For the fiscal year ended March 31, 2008, total consolidated net sales amounted to ¥125,173 million (¥129,912 million for the fiscal year ended March 31, 2007) and non-consolidated net sales amounted to ¥98,315 million (¥106,185 million for the fiscal year ended March 31, 2007).
- For the fiscal year ended March 31, 2008, consolidated operating income amounted to ¥10,208 million (¥12,122 million for the fiscal year ended March 31, 2007) and non-consolidated operating income amounted to ¥3,997 million (¥5,803 million for the fiscal year ended March 31, 2007)
- For the fiscal year ended March 31, 2008, consolidated net income amounted to ¥3,435 million (¥7,141 million for the fiscal year ended March 31, 2007) and non-consolidated net income amounted to ¥155 million (¥3,719 million for the fiscal year ended March 31, 2007). The Company mainly engaged in mail order sales business.
- As of March 31, 2008, the number of regular employees on a consolidated basis is totally 1,249.
- The consolidated total net assets of the Company was ¥ 64,327 million as of March 31, 2008.

- End -

END